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                            Amendment to the By-Laws
                                       of
                 Credit Suisse Warburg Pincus Fixed Income Fund


Pursuant to Article VIII of the By-Laws of Credit Suisse Warburg Pincus Fixed Income Fund, the name has changed to Credit Suisse Fixed Income Fund.

Dated the 12th day of December, 2001